SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward- looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the
Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 23 August 2005

* Print the name and title of the signing officer under his signature.

Trans Tasman Business Circle

Auckland, 9 August 2005

Delivering sustainable growth for New Zealand

John McFarlane

Chief Executive Officer

ANZ

1.              Introduction

•                  It’s a great pleasure to be here in Auckland.

•                  It’s now almost two years since ANZ invested around NZ$6.3 billion in acquiring The National Bank of New Zealand.

•                  It was the largest direct investment in New Zealand and created what is now probably the largest company New Zealand.

•                  That investment was a vote of confidence in New Zealand and the New Zealand economy.

•                  Along with Australia, New Zealand has been one of world’s best performing economies averaging growth of over 3.2% over the last decade. (Australia 3.7%; US 3.4%; EU 2.3%.)

•                  It is worth reflecting however that China’s economic growth averaged 8.4% over the same period. India’s averaged 6.1%.

2.              Sustainable Growth

•                  Of course, one of the problems about growth is sustaining it over long periods of time.

•                  Sustained economic growth isn’t easy of course and much of Australia and New Zealand’s recent economic success is owed to the economic reforms of the late 80s and early 90s.

•                  Similarly, there is a simple lesson of history for companies that don’t grow.

•                  Can you tell me how many of the top 20 listed companies headquartered in New Zealand in 1980 are still in existence?

•                  In fact none are still on the list in their original form - and just three are still in the top 20 today in their new form. They are:

•                  Fletcher Holdings (now Fletcher Building)

•                  Carter Holt Holdings and Alex Harvey Industries (now Carter Holt Harvey)

•                  Fisher and Paykel (now of course split into Fisher and Paykel Appliances and Fisher and Paykel Healthcare).

•                  In Australia, of the top 20 companies in 1980, only five are still in the top 20.

•                  This points to the fact that there is something unsustainable about corporations.

•                  Partly this reflects the short termism of equity markets that are focussed on the need for companies to produce short-term results, often at the expense of the need to invest for growth in the longer term.

•                  Given this, and my observation of the world around us, I also believe this century will be one where spirituality and humanity matter more. In corporations, the next generation of CEOs will need to act as guardians of the corporation’s soul and will need to enrich it.

•                  The nature of business and its place in society has been a topic of debate for centuries but particularly in the last 20-30 years with the growth in the size and power of business.

•                  Based on corporate sales and country GDPs, it has been claimed that in 2000, 51 of the world’s 100 largest economic entities were corporations, not countries.

•                  So on a global scale, we see it in the anti-globalisation movement and the reaction of global business to having a more inclusive, open dialogue on the impact of globalisation.

•                  At the business level, we experience it daily. Media and investor scrutiny; increased disclosure and transparency requirements; the move to greater regulation as a result of past failures. (Can I contrast there, ANZ’s Annual Report in 1990 of 33 pages with our 2004 Annual Report covering two volumes and 238 pages.)

•                  So while there is a need to produce short-term results, the prime role of a CEO is to produce long-term value for shareholders, while producing acceptable short-term results.

•                  The value of the firm – return, growth, risk, fade.

•                  Based on this model, the key to sustainability is the need to serve all other stakeholders in the business:

•                  Customers

•                  Government

•                  Community

•                  Staff

•                  Of course, as an aside, we are all aware in the current election environment that political leaders also have similar issues with balancing short-term popularity and a long-term focus on sustainable development and economic success. (As a Scotsman living in Australia however, it’s best not to elaborate on that point.)

3.     ANZ and Sustainable Growth

•                  Turning to ANZ - ANZ is of course one of the five companies in Australia that was in the top 20 in 1980 and is still there today – and our history in New Zealand dates back over 160 years.

•                  Over the past 10 years we have delivered a Total Shareholder Return of 22% compound by effectively applying the model of the value of the firm.

•                  We have increased returns; enhanced growth; reduced risk and advanced our franchise strategically.

•                  It has made us the leading bank in New Zealand; the leading bank in the Pacific; the leading Australasian bank in Asia and of course we have a number of leading positions in Australia.

•                  To deliver superior consistent performance and growth in the period ahead we have developed five medium term internal priorities.

•                  Growing - increasing revenue growth to 7-9% in any year.

•                  External - we need to be externally focused and cut out unnecessary activity, red tape, and continue our cultural development to keep pace with this.

•                  Lean, agile, sharp

simplifying and transforming ourselves with a low-40s cost-income ratio without detracting from revenue growth we are facing new and increasingly agile competitors, which means we need a radical improvement in agility and speed to market being tougher, sharper, and more decisive around financial performance while maintaining a positive environment for staff and all our stakeholders.

•                  Implicit here is a belief that organic growth is generally the best and lowest risk. Focus on acquisitions only when:

•                  there is a high probability of success

•                  the timing is right in terms of relative value

•                  they deliver essential capabilities

•                  allow us to enter attractive segments we could not otherwise build

•                  we have the capability in-house to extract value.

4.              Putting the NZ back into ANZ

•                  Of course, the acquisition of the National Bank by ANZ in December 2003 resulted in the largest merger in New Zealand corporate history.

•                  The acquisition made us the leading bank in New Zealand and was consistent with our vision to be Australasia’s leading, fastest growing, most respected major bank.

•                  Before I talk about ANZ National however, let me first outline the marcoeconomic environment for banking in New Zealand and it’s impact on growth.

•                  The New Zealand economy is coming off a period of strong growth that averaged 4.0% for the past 4 years and has underpinned strong banking industry performance over the period.

•                  However, a consensus is emerging that New Zealand is headed for an economic slowdown with growth now forecast at 2.0% for 2005-06 although improving modestly to 3% in 2006-07.

•                  Margins in New Zealand continue to contract through the effects of aggressive mortgage pricing – which is mostly unsustainable and unlikely to have any material impact on market share - and a reduction in retail funds as a percentage of total industry funding.

•                  These factors will impact financial performance within the New Zealand banking industry. Nevertheless, although returns are slightly lower, the credit environment in New Zealand is actually more favourable than Australia thus making it an equal opportunity for banks.

•                  In this environment, we set out to make ANZ National a company from its two predecessor organisations and we have moved on to a new strategy.

•                  we have retained the customer base, except for structural changes to our Institutional business

•                  market share attrition has been modest

•                  we have improved customer satisfaction

•                  staff engagement is higher than Australia – and ANZ is the leading company among the top 20 in Australia on engagement.

•                  So the acquisition has been about franchise not cost.

•                  Uniquely we have a two-brand strategy using the ANZ and The National Bank of New Zealand brands.

•                  We have not closed branches. Our starting point was approximately 300 branches and we have opened another 7 since the acquisition.

•                  ANZ National is largely run by the management of The National Bank of New Zealand.

•                  ANZ National now employs a further 500 staff and with around 10,000 staff in total is one of the largest private sector employers in New Zealand.

•                  We have maintained our involvement with the New Zealand community. For example:

sponsorship of things New Zealanders care about including cricket, netball, and rural community events (and perhaps one day ANZ could sponsor both sides in the cricket!)

support for community organisations such as the Cancer Society and child and family health services through the Plunkett Society extending our leadership role in promoting financial literacy including benchmark research in partnership with the Retirement Commission.

•                  So, we have the building blocks in place for sustainable growth in New Zealand.

•                  In the period ahead, the integration focus has dominated the recent strategic agenda and investment is coming to a close this calendar year.

•                  This means with integration behind us we are moving to more normal times, where the focus will be outward not inwards – on growth rather than integration.

•                  This will involve leveraging the two countries together in order to bring out the best of both. For example, utilising our capability in rural banking in New Zealand in Australia; or bringing our Australian capability in credit cards to New Zealand.

•                  So we are very excited by our prospects in creating sustainable growth in New Zealand and in Australia and Asia and I believe the best for ANZ is yet to come. Thank you.